UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-184147) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

In connection with the issuance from time to time by The Royal Bank of Scotland Group plc of notes under its Series A medium-term notes program, legal opinions as to the legality of these notes are being filed as exhibits to this report.

5.1	Opinion of Davis Polk & Wardwell LLP
5.2	Opinion of Dundas & Wilson CS LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

By:	/s/ Alan E. Mills
	Name:	Alan E. Mills
	Title:	Assistant Secretary

November 20, 2012

Exhibit 5.1

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

November 20, 2012

The Royal Bank of Scotland Group plc
RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

Ladies and Gentlemen:

The Royal Bank of Scotland Group plc, a public limited company incorporated and registered in Scotland (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (as it may be amended or supplemented from time to time, the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), securities to be issued from time by the Company (the “Shelf Securities”).  The Shelf Securities are comprised of securities designated as Series A Senior Notes (“the Series A Notes”) and are to be issued on or after the date hereof.  Some of the Series A Notes may be designated as Retail Corporate Notes.  The Series A Notes are to be issued pursuant to the senior debt securities indenture dated as of September 13, 2011 (the “Senior Indenture”) between the Company and The Bank of New York Mellon, acting through its London Branch, as trustee (the “Trustee”) as supplemented by the first supplemental indenture dated as of September 13, 2011, between the Company and The Trustee (the “First Supplemental Indenture,” and together with the Senior Indenture, the “Indenture.”

We, as your United States counsel, have examined such documents, corporate records and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinion expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we advise you that in our opinion, when

The Royal Bank of Scotland Group plc	2	November 20, 2012

(i)	the specific terms of a particular issuance of Shelf Securities have been duly authorized and established in accordance with the Indenture;

(ii)	the Shelf Securities have been duly executed and authenticated in accordance with the Indenture; and

(iii)	such Shelf Securities have been delivered to the initial purchasers thereof against payment therefor;

such Shelf Securities will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including without limitation, concepts of good faith, fair dealing and the lack of bad faith).

In connection with the opinion expressed above, we have assumed that at the time of the delivery of any such Shelf Securities, (1) the terms and the offer and sale of such Shelf Securities have been duly authorized by the Company and such authorization shall not have been modified or rescinded; (2) the Company is validly existing as a company in good standing under the laws of Scotland; (3) the Trustee is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation; (4) the Registration Statement is effective and such effectiveness shall not have been terminated or rescinded; (5) the execution, delivery and performance by the Company and the Trustee of the Indenture and the execution, delivery, and performance by the Company of the Shelf Securities (a) are within the corporate powers of the Company and the Trustee, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of the Company or the Trustee, (c) do not require any action by or in respect of, or filing with, any governmental body, agency or official, and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation, public policy or any judgment, injunction, order or decree or any agreement or other instrument binding upon the Company or the Trustee; (6) the Indenture has been duly authorized, executed and delivered by the Trustee; (7) the Indenture is a valid, binding and enforceable agreement of the Trustee; and (8) no change in law affecting the validity or enforceability of the Indenture or the Shelf Securities has occurred.

We express no opinion as to (i) provisions in the Indenture that purport to waive objections to venue, claims that a particular jurisdiction is an inconvenient forum or the like, (ii) whether a United States federal court would have subject-matter or personal jurisdiction over a controversy arising under the Notes or (iii) the effectiveness of any service of process made other than in accordance with applicable law.

We express no opinion as to (i) whether a New York State or United States federal court would render or enforce a judgment in a currency other than U.S. Dollars or (ii) the exchange rate that such a court would use in rendering a judgment in U.S. Dollars in respect of an obligation in any other currency.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or

The Royal Bank of Scotland Group plc	3	November 20, 2012

investigation, on the opinion of Dundas & Wilson CS LLP, Scots legal counsel for the Company, dated September 28, 2012, to be filed by the Company with the Commission on the date hereof as an exhibit to the Registration Statement, and our opinion is subject to the qualifications, assumptions and limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K, which is a part of the Registration Statement.  In addition, if a pricing supplement or an exhibit to a report on Form 6-K is filed by the Company with the Commission on any future date forming part of the Registration Statement relating to the offer and sale of any particular issuance of Shelf Securities and the pricing supplement contains our opinion substantially in one of the two forms set forth below, we consent to including that opinion as part of the Registration Statement and further consent to the reference to our name in the opinion.

1.	in any pricing supplement to the Prospectus Supplement dated September 28, 2012 and Prospectus dated September 28, 2012 relating to Series A Notes:

“In the opinion of Davis Polk & Wardwell LLP, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by Scots law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Dundas & Wilson CS LLP filed as an exhibit to a report on Form 6-K filed by the Company on November 20, 2012.  The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Dundas & Wilson CS LLP.  In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes, and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP filed as an exhibit to a report on Form 6-K filed by the Company on November 20, 2012.”

2.	In any pricing supplement to the Prospectus Supplement dated September 28, 2012 and Prospectus dated September 28, 2012 relating to Series A Notes designated as Retail Corporate Notes:

“Davis Polk & Wardwell LLP has confirmed its opinion as to the legality of the notes offered by this pricing supplement as set forth under “Validity of the Notes” in the prospectus supplement dated September 28, 2012, subject to the customary assumptions set forth in the opinion of such counsel dated

The Royal Bank of Scotland Group plc	4	November 20, 2012

November 20, 2012 filed as an exhibit to a report on Form 6-K filed by the Company on November 20, 2012.”

where the related prospectus supplement dated September 28, 2012 contains the following text under the caption “Validity of the Notes:”

“If it is so indicated in the pricing supplement for a tranche of notes, in the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to RBSG, when the notes offered by that pricing supplement have been executed and issued by RBSG and authenticated by the trustee pursuant to the Indenture, and delivered against payment as contemplated herein and in that pricing supplement, such notes will constitute valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith); provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.   Any such opinion will be given as of the date of the relevant pricing supplement and will be limited to the laws of the State of New York.  Insofar as such an opinion involves matters governed by Scots law, Davis Polk & Wardwell LLP will rely, without independent inquiry or investigation, on an opinion of Dundas & Wilson CS LLP.  The opinion of Davis Polk & Wardwell LLP will be subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Dundas & Wilson CS LLP.  In addition, any such opinion of Davis Polk & Wardwell LLP will be subject to customary assumptions about the establishment of the terms of the Notes, trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in a letter of such counsel identified in the relevant pricing supplement.”

In giving our consents above, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours, /s/ Davis Polk & Wardwell LLP

Exhibit 5.2

Our ref	DIC/RBG001.0232
Your ref

The Royal Bank of Scotland Group plc RBS Gogarburn PO Box 1000 Edinburgh EH12 1HQ	20 November 2012

Dear Sirs

We have been asked by The Royal Bank of Scotland Group plc (the Company) to deliver opinions of Scottish counsel in connection with the issuance by the Company, on or after the date hereof, of notes under its Series A Senior Notes medium-term notes programme (such notes as may be issued from time to time, the Notes).  The Notes are covered by the Registration Statement filed on Form F-3 with the Securities and Exchange Commission on 28 September 2012 (the Registration Statement).

The Notes are to be issued pursuant to a Senior Debt Securities Indenture dated as of 13 September 2011 (the Senior Indenture) between the Company and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee), as supplemented by the first supplemental indenture dated as of 13 September 2011 between the Company and the Trustee (the First Supplemental Indenture and, together with the Senior Indenture, the Indenture).

We, as your solicitors, have examined originals or copies, in hard copy or electronic form and certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion (collectively, the Documentation), including an Assistant Secretary's Certificate dated 20 November 2012 in respect of the Company and a Deputy Group Treasurer's Certificate dated 20 November 2012 in respect of the Company (collectively, the “Company Certificates”), and the Senior Commission and Power of Attorney dated as of 25 October 2012 (the “Power of Attorney”), which sets forth the persons authorised to sign, execute, grant, and deliver various instruments, including the Notes, on behalf of the Company (each such person, an “Authorized Person”).  We have relied on the Documentation in respect of the accuracy of the matters stated therein, which we have not independently established.  We also conducted a search against the statutory records of the Company in its electronic file maintained at Companies House in Edinburgh on the date hereof, and we have assumed that file is up-to-date in all respects.

On the basis of the foregoing, and the assumptions stated below, and subject to any matters not disclosed to us, we hereby advise you that, in our opinion:

1.	as of the date hereof, the Company is duly incorporated and validly existing under the laws of Scotland; and

2.	the Company has the necessary corporate power to create, issue, and sell the Notes; and

3.
when the terms and the offer and sale of a particular tranche or sub-tranche of Notes have been authorized by an Authorized Person, they will have been duly authorized by all necessary corporate action by the Company in conformity with the Indenture.

In giving the foregoing opinion, we have assumed that, as of the date of the issuance of the Notes, (a) the Power of Attorney and the Indenture continue to be in effect and have not been amended, added to, varied or (in the case of the Power of Attorney) revoked; (b) the certifications and assertions made in the Company Certificates remain, true, accurate and not misleading or out-of-date, and (c) there has been no change in Scots law subsequent to the date of this opinion that would affect the authorisation of the Notes.

Our opinions above are limited to the laws of Scotland as applied by the Scottish courts and in effect on the date of this opinion, and we have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America.

This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it.

This opinion is addressed to you for your benefit, and is not to be relied upon by any other person without our express consent, except that it may be relied upon by initial purchasers of Notes issued during a period of four months commencing on the date of this opinion, and by Davis Polk for the purposes of its opinions delivered during that period of four months with respect to certain matters of the laws of the State of New York and United States federal law pertaining to the Notes.

This opinion is rendered solely in connection with future issuances of Notes, and may not be relied upon for any other purpose without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K, which is a part of the Registration Statement.  We further consent to the reference to our name in any pricing supplement or any exhibit to a report on Form 6-K relating to an issue of Notes that has been reviewed by Davis Polk & Wardwell LLP (Davis Polk), as United States counsel to the Company, and with respect to which Davis Polk has given its consent in writing to be named therein, provided always that such issue of Notes is made within the abovementioned period of four months, and that any such reference to us is substantially in the form set out in the opinion of Davis Polk to the Company dated 20 November 2012.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.  Save as aforementioned, our opinion is not to be transmitted by you to any other person, nor quoted or referred to in any public document or filed with anyone without our express consent.

Yours faithfully

/s/ Donald I. Cumming

Partner, for and on behalf of Dundas & Wilson CS LLP